

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004

> **Re:** **Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-06732**

Dear Mr. Orlando:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Discussion of Critical Accounting Policies, page 65

1. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as

those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Goodwill and Intangible Assets, page 66

2. Given the approximate $203 million of goodwill recorded on your balance sheet as of December 31, 2009 and the continued challenging economic conditions, please consider the following guidance for future filings. Please clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 1. Organization and Summary of Significant Accounting Policies, page 79

Renewable Energy Credits, page 80

3. We note that you recognize renewable energy credits (REC) at fair value as a
    reduction to plant operating expense and as an intangible asset. Citing
    authoritative accounting guidance or predominant practice, please tell us how you
    determined it was appropriate to record the credits within income and at fair value
    on the date they are generated. Please also tell us, and disclose in future filings,
    the period(s) over which you amortize or remove the intangible assets, where you
    classify the sales of these credits on your statements of income and cash flows,
    the method by which the amounts are removed (e.g., average cost, FIFO, LIFO),
    and the amounts included in your financial statements related to REC's for the
    historical periods presented.

Note 3. Acquisitions, Business Development and Dispositions, page 86

4. We note that you have a $19.4 million receivable due from the City of Harrisburg.
    Considering Harrisburg is in a "precarious financial condition" and is
    contemplating seeking bankruptcy protection, please tell us if you have reserved
    for all or a portion of the receivable. Please explain in sufficient detail how you
    determined the amount recorded was appropriate. Please also clarify this matter
    to your readers.

Note 4. Earnings per Share and Equity, page 90

5. Citing authoritative accounting guidance, such as FASB ASC paragraphs 260-10-
    45-43 through 45-44 or paragraphs 260-10-45-45 through 45-47, please tell us
    how you determined that the 1.00% Senior Convertible Debentures did not have a
    dilutive effect on EPS for any of the periods presented.

Note 6. Amortization of Waste, Service, and Energy Contracts, page 93

6. We note that you amortize your waste, service, and energy contract assets over an
    average life of approximately 19 years but amortize your waste and service
    intangible contract liabilities over only 8 years. Please tell us in sufficient detail
    how you determined the lives of these contracts and clarify why there is such a
    disparity between the amortizable lives.

Note 7. Other Intangible Assets and Goodwill, page 93

7. We note that you increased goodwill and current liabilities by $6.1 million during
    2009 to recognize a liability due to a municipal client that should have been
    recognized in a June 2005 business combination. Considering the amount of time
    that elapsed between the acquisition and adjustment dates, please tell us the nature

of this liability and explain why you believe it should be recorded as part of the purchase price rather than as an expense in the post-acquisition period.

Note 10. Leases, page 95

8. We note that your electricity and steam sales include lease income related to two Indian power projects that were deemed to be operating lease arrangements and that the amounts represent contingent rentals since the lease payments depend on a factor directly related to the future use of the leased property. Please provide us with greater detail about the nature and terms of these arrangements and, citing authoritative accounting guidance, such as FASB ASC paragraphs 840-10-15-6 through 15-15, clarify how you determined that these arrangements contained a lease. In doing so, provide further clarification for why the lease income represents contingent rentals.

Note 11. Long-term Debt, page 96

9. You disclose that the 1.00% Senior Convertible Debentures due 2027 are convertible by the holders into cash and shares of your common stock "under limited circumstances." Please disclose in future filings the limited circumstances under which the Debentures are convertible. As required by FASB ASC 470-20-50-6, please also disclose the effective interest rate on the liability component for each statement of income period presented.

Note 16. Income Taxes, page 111

10. We note that you recorded during 2008 an approximate $110 million addition to your unrecognized tax benefit liability based on tax positions related to the current year. Please tell us in sufficient detail the nature of this increase and, considering the materiality of the charge, ensure that you provide enhanced disclosure of the change in future filings.

Note 17. Employee Benefit Plans, page 115

11. We note that you refer to a "minimum pension liability" on the face of your consolidated statements of equity and in Note 19. Please tell us what your minimum pension liability specifically represents and revise your disclosures in future filings to provide greater clarity regarding this item.

12. We note that your defined benefit pension plan was amended, effective January 1, 2010, to exclude future compensation increases received by eligible participants after December 31, 2009. Please tell us how you accounted for this amendment and whether you consider it a curtailment. Ensure that you explain whether or not the amendment resulted in a recognized gain or loss, how that amount was computed, and the periods in which you recorded or will record the gain or loss.

Note 18. Stock-based Award Plans, page 120

13. Please tell us and disclose in future filings the reasons why you use the simplified method in estimating the expected term of your stock options. See Question 6 of SAB Topic 14D2.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

14. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

CEO Compensation, page 32

CFO Compensation, page 33

15. Please explain in greater detail how you calculated the annual cash incentives for each executive officer. For example, how did you apply the SHE, financial performance and individual growth measures to calculate the $779,534 annual incentive cash award for your chief executive officer? Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551- 3344 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director